RECEIVED
2006 MAY 25 P 2:??
OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths

Smiths Group plc

765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

19 May 2006

06013770

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

PROCESSED
MAY 31 2006
THOMSON FINANCIAL

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

5/31

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

11 MAY TO 19 MAY 2006

221	12/05/2006 : 14:30:00	Smiths Group PLC - Holding(s) in Company
222	12/05/2006 : 14:32:00	Smiths Group PLC - Director/PDMR shareholding

Regu'atory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	14:30 12-May-06
Number	9062C

smiths

12 MAY 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest:

   (A) FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND

   (B) FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

   NOTIFICATION ON BEHALF OF FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR EDWARD C JOHNSON 3D, A PRINCIPAL SHAREHOLDER OF FMR CORP. AND FIDELITY INTERNATIONAL LIMITED, OF DISCLOSABLE INTERESTS ARISING UNDER S208(4)(b) OF THE COMPANIES ACT 1985.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

State Street Hong Kong	15,900
State Street Bank and Tr Co	315,800
Bank of New York Europe Ldn	3,221,100
Trust & Cust Srvcs Bk Ltd, Toko	21,650
Nomura Trust and Banking	34,900
Master Trust Bank of Japan	191,800
ING Luxemborug	20,300
Northern Trust London	42,900
National Astl Bk Melbourne	60,100
State Street Bank Australia (C	97,000
JP Morgan, Bournemouth	163,900
Northern Trust London	170,200
State Str Bk and Tr Co Lndn	208,460
Chase Manhattan Bk AG Frnkfrt (S	255,500
Bank of New York Brussels	397,600
Brown Bros Harriman Ltd Lux	590,660
JP Morgan, Bournemouth	4,569,276
Bermuda Trust Far East HK	262,804
JP Morgan, Bournemouth	7,474,439
Mellon Bank NA	18,500
Investors Bank and Trust	11,600
Mellon Bank NA	35,700
Citibank NA	76,000
Northern Trust London	112,900
State Street Bank and Tr Co	1,797,190
Brown Bros Harriman and Co	491,800

JPMorgan Chase Bank	21,193,510
Royal Trust -Toronto	23,900
CIBC Mellon Trust	167,490
Bank of New York	317,700
JPMorgan Chase	596,600
Mellon Bank NA	703,096
Northern Trust Co	897,727
Brown Bros Harriman and Co	1,562,700
State Street Bank and Tr Co	2,723,843
Chase Manhattan London	8,800
Dexia Privatbank	9,500
Societe Generale	31,500
JPMorgan Chase Bank	44,600
Chase Manhttn Bk AG Frnkfrt (S	82,900
Midland Securities Services	93,900
Bankers Trust London	210,100
HSBC Bank plc	462,700
Mellon Bank	1,167,200
Bank of New York Brussels	1,726,969
JP Morgan, Bournemouth	3,489,204
State Str Bk and Tr Co Lndn (S	2,334,099
Northern Trust London	3,830,390

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 11 MAY 2006

12. Total holding following this notification: 62,336,407 SHARES

13. Total percentage holding of issued class following this notification*: 11.00%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT, 020 8457 8229

16. Name and signature of duly authorised officer of the listed company responsible for making this notification: NEIL BURDETT

17. Date of notification: 12 MAY 2006

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

Regulatory Announcement

Company	Smiths Group PLC
TIDM	SMIN
Headline	Director/PDMR Shareholding
Released	14:32 12-May-06
Number	9068C

smiths

12 MAY 2006

DR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
   DISCLOSURE RELATING TO A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY
3. Name of *person discharging managerial responsibilities/director*:
   MR STEPHEN PHIPSON
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: N/A
8. State the nature of the transaction:
   GRANT OF SAVINGS-RELATED SHARE OPTION UNDER THE SMITHS GROUP SHARESAVE SCHEME
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: N/A
14. Date and place of transaction: 11 MAY 2006 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): N/A
16. Date issuer informed of transaction 11 MAY 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 11 MAY 2006
18. Period during which or date on which it can be exercised: 01 AUGUST 2009 TO 31 JANUARY 2010
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number): ORDINARY SHARES OF 25p, 703
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: 798p PER SHARE
22. Total number of *shares* or debentures over which options held following notification: 104,257 SHARES
23. Any additional information:

24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 12 MAY 2006

END

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